FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement Nos. 333-290665 and 333-290665-01
Dated March 18, 2026

Jump Securities with Auto-Callable Feature Based on the Worst Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® Financial Select Sector SPDR® ETF and the State Street® Technology Select Sector SPDR® ETF due March 25, 2032

Fully and Unconditionally Guaranteed by Bank of America Corporation

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation in any of the underlying shares.  The securities are for investors who are willing to risk their principal and forego current income and participation in the appreciation of any of the underlying shares in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the stated principal amount if each of the underlying shares closes at or above its respective call threshold price on a quarterly determination date or the final determination date, respectively.  The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.

SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying shares:

The State Street® SPDR® S&P® Biotech ETF (Bloomberg symbol: “XBI UP”), the State Street® Financial Select Sector SPDR® ETF (Bloomberg symbol: “XLF UP”) and the State Street® Technology Select Sector SPDR® ETF (Bloomberg symbol “XLK UP”)

Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Pricing date:	March 20, 2026
Original issue date:	March 25, 2026 (3 business days after the pricing date)
Maturity date:	March 25, 2032
Early redemption:

If, on any quarterly determination date prior to the final determination date, beginning on March 29, 2027, the determination closing price of each of the underlying shares is greater than or equal to its respective call threshold price, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:

The early redemption payment for each quarterly determination date prior to the final determination date will be an amount in cash per stated principal amount corresponding to a return of approximately at least 16.85% per annum. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below.

Determination closing price:

For each of the underlying shares, the closing price of such underlying shares on any redemption determination date other than the final determination date times the adjustment factor for such underlying shares on such redemption determination date.

Payment at maturity:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

●If the final share price of each of the underlying shares is greater than or equal to its respective call threshold price:

At least $2,011.00 (set on the pricing date)

●If the final share price of any of the underlying shares is less than its respective call threshold price:

$1,000 × share performance factor of the worst performing of the underlying shares

Under these circumstances, the payment at maturity will be less than 100% of the stated principal amount of the securities and could be zero.

Initial share price:	For each of the underlying shares, the closing price of such underlying shares on the pricing date.
Final share price:	For each of the underlying shares, the closing price of such underlying shares on the final determination date times the adjustment factor for such underlying shares on such date.
Worst performing of the underlying shares:	The underlying shares with the largest percentage decrease from the respective initial share price to the respective final share price.
Share performance factor:	With respect to each of the underlying shares, its final share price divided by its initial share price.
Adjustment factor:

With respect to each of the underlying shares, 1.0, subject to adjustment in the event of certain events affecting such underlying shares as described in “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-23 of the accompanying product supplement.

Determination dates:

Quarterly. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below. We also refer to March 22, 2032 as the final determination date.

The determination dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-18 of the accompanying product supplement.
Early redemption dates:	Quarterly, beginning on April 1, 2027 and ending on December 26, 2031. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below.
Call threshold price:	With respect to each of the underlying shares, 100% of its initial share price for such underlying shares.
CUSIP / ISIN:	09 711QEU3 / US09711QEU31
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $900.00 and $950.00 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870426007649/form424b2.htm
Hypothetical Payment at Maturity (if the securities have not been previously redeemed)
Change in the Performance of the Worst Performing of the Underlying Shares	Payment at Maturity
+50.00%	At least $2,011.00 (set on the pricing date)
+40.00%	At least $2,011.00 (set on the pricing date)
+30.00%	At least $2,011.00 (set on the pricing date)
+20.00%	At least $2,011.00 (set on the pricing date)
+10.00%	At least $2,011.00 (set on the pricing date)
0.00%	At least $2,011.00 (set on the pricing date)
-1.00%	$990.00
-10.00%	$900.00
-20.00%	$800.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00
The pricing date, issue date and other dates set forth above and on the following page are subject to change, and will be set forth in the final pricing supplement relating to the securities.

Determination Dates		Early Redemption Dates		Early Redemption Payments (per $1,000 Security)*
1st determination date:	March 29, 2027	1st early redemption date:	April 1, 2027	At least $1,168.500
2nd determination date:	June 21, 2027	2nd early redemption date:	June 24, 2027	At least $1,210.625
3rd determination date:	September 20, 2027	3rd early redemption date:	September 23, 2027	At least $1,252.750
4th determination date:	December 20, 2027	4th early redemption date:	December 23, 2027	At least $1,294.875
5th determination date:	March 20, 2028	5th early redemption date:	March 23, 2028	At least $1,337.000
6th determination date:	June 20, 2028	6th early redemption date:	June 23, 2028	At least $1,379.125
7th determination date:	September 20, 2028	7th early redemption date:	September 25, 2028	At least $1,421.250
8th determination date:	December 20, 2028	8th early redemption date:	December 26, 2028	At least $1,463.375
9th determination date:	March 20, 2029	9th early redemption date:	March 23, 2029	At least $1,505.500
10th determination date:	June 20, 2029	10th early redemption date:	June 25, 2029	At least $1,547.625
11th determination date:	September 20, 2029	11th early redemption date:	September 25, 2029	At least $1,589.750
12th determination date:	December 20, 2029	12th early redemption date:	December 26, 2029	At least $1,631.875
13th determination date:	March 20, 2030	13th early redemption date:	March 25, 2030	At least $1,674.000
14th determination date:	June 20, 2030	14th early redemption date:	June 25, 2030	At least $1,716.125
15th determination date:	September 20, 2030	15th early redemption date:	September 25, 2030	At least $1,758.250
16th determination date:	December 20, 2030	16th early redemption date:	December 26, 2030	At least $1,800.375
17th determination date:	March 20, 2031	17th early redemption date:	March 25, 2031	At least $1,842.500
18th determination date:	June 20, 2031	18th early redemption date:	June 25, 2031	At least $1,884.625
19th determination date:	September 22, 2031	19th early redemption date:	September 25, 2031	At least $1,926.750
20th determination date:	December 22, 2031	20th early redemption date:	December 26, 2031	At least $1,968.875
Final determination date:	March 22, 2032	See “Maturity date” above.		See “Payment at maturity” above.
*The actual Early Redemption Payments will be set on the pricing date.

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.

Underlying shares

For information about each of the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Structure-related Risks

▪Your investment may result in a significant loss; there is no guaranteed return of principal.

▪Any positive investment return on the securities is limited.

▪The securities do not bear interest.

▪The securities are subject to potential early redemption, which would limit your ability to receive further payment on the securities.

▪Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.

▪The early redemption payment or payment at maturity, as applicable, will not reflect changes in the prices of the underlying shares other than on the determination dates.

▪Because the securities are linked to the worst performing (and not the average performance) of the underlying shares, you may not receive any return on the securities and may lose a significant portion or all of your investment in the securities even if the determination closing price or final share price, as applicable, of one of the underlying shares is greater than or equal to its respective call threshold price.

▪Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the securities.

▪We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

Valuation- and Market-related Risks

▪The price to public you pay for the securities will exceed their initial estimated value.

▪The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.

▪We cannot assure you that a trading market for your securities will ever develop or be maintained.

Conflict-related Risks

▪Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the securities and their market value.

▪There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

Underlying Shares-related Risks

▪The stocks held by the XBI, the XLF and the XLK are concentrated in three sectors.

▪Adverse conditions in the biotechnology sector may reduce your return on the securities.

▪Adverse conditions in the financial sector may reduce your return on the securities.

▪Economic conditions have adversely impacted the stock prices of many companies in the financial services sector.

▪Adverse conditions in the technology sector may reduce your return on the securities.

▪The anti-dilution adjustments will be limited.

▪The performance of each of the underlying shares may not correlate with the performance of its respective underlying index as well as the net asset value per share of such underlying shares, especially during periods of market volatility.

▪The publisher or the sponsor or investment advisor of each of the underlying shares may adjust such underlying shares in a way that affects its values, and the publisher or the sponsor or investment advisor has no obligation to consider your interests.

Tax-related Risks

▪The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.

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